UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biomet, Inc.

(Name of Subject Company (Issuer))

LVB Acquisition Merger Sub, Inc.

and

LVB Acquisition, LLC

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Robert P. Davis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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CUSIP Number: 090613100

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by LVB Acquisition Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of LVB Acquisition, LLC (“LVB”), for all of the outstanding common shares of Biomet, Inc. (“Biomet”), to be commenced pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 7, 2007, by and among Purchaser, LVB and Biomet.

The tender offer described in this Statement has not yet been commenced. This Statement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Biomet. At the time the tender offer is commenced, LVB Acquisition, LLC and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Biomet intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. LVB Acquisition, LLC, its wholly owned subsidiary and Biomet intend to mail these documents to the shareholders of Biomet. These documents will contain important information about the tender offer and shareholders of Biomet are urged to read them carefully when they become available. Shareholders of Biomet will be able to obtain a free copy of these documents (when they become available) and other documents filed by Biomet or LVB Acquisition, LLC with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Biomet by contacting Biomet at 56 East Bell Drive, P.O. Box 587, Warsaw, Indiana 46581, attention: Investor Relations.

Item 12. Exhibits.

99.1	Text of Press Release issued on June7, 2007

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2007
LVB Acquisition Merger Sub, Inc.

By:	/S/ STEPHEN KO
Name:	Stephen Ko
Title:	Co-President

LVB Acquisition, LLC

By:	/S/ STEPHEN KO
Name:	Stephen Ko
Title:	Co-President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Text of Press Release issued on June 7, 2007

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